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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 4)

                                MC Shipping Inc.
                                ----------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                                   55267Q104
                          ----------------------------
                                 (CUSIP Number)

                                December 31, 2003
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]      Rule 13d-1(b)
         [X]      Rule 13d-1(c)
         [ ]      Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 55267Q104

1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                  PICO Holdings, Inc.


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                    (a)  X
                                                                        ---

                                                                    (b)
                                                                        ---
3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER
                  148,400 shares as of December 31, 2003; None as of the date hereof

6.       SHARED VOTING POWER
                  None

7.       SOLE DISPOSITIVE POWER
                  148,400 shares as of December 31, 2003; None as of the date hereof

8.       SHARED DISPOSITIVE POWER
                  None

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  148,400 shares as of December 31, 2003; None as of the date hereof

10.      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                  (SEE INSTRUCTIONS)
                  Not Applicable

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  1.8% as of December 31, 2003; 0.0% as of the date hereof

12.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  CO



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CUSIP NO. 55267Q104

1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                  PICO Investment Corporation

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                   (a)  X
                                                                       ---

                                                                   (b)
                                                                       ---
3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER
                  148,400 shares as of December 31, 2003; None as of the date hereof

6.       SHARED VOTING POWER
                  None

7.       SOLE DISPOSITIVE POWER
                  148,400 shares as of December 31, 2003; None as of the date hereof

8.       SHARED DISPOSITIVE POWER
                  None

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  148,400 shares as of December 31, 2003; None as of the date hereof

10.      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                  (SEE INSTRUCTIONS)
                  Not Applicable

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  1.8% as of December 31, 2003; 0.0% as of the date hereof

12.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  CO



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CUSIP NO. 55267Q104

1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                  Physicians Insurance Company of Ohio

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a)  X
                                                                    ---

                                                                (b)
                                                                    ---
3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER
                  None

6.       SHARED VOTING POWER
                  None

7.       SOLE DISPOSITIVE POWER
                  None

8.       SHARED DISPOSITIVE POWER
                  None

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  None

10.      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                  (SEE INSTRUCTIONS)
                  Not Applicable

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  0.0%

12.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  IC




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Item 1(a).        Name of Issuer:

                  MC Shipping Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  Richmond House
                  12 Par-la-ville Road
                  Hamilton HM CX, Bermuda

Item 2(a).        Name of Person Filing:

         The persons filing this Amendment No. 4 to Schedule 13G are:

         (i) PICO Holdings, Inc. ("Holdings"), which is the direct parent of PICO Investment Corporation and the indirect parent of Physicians Insurance Company of Ohio.

         (ii) PICO Investment Corporation ("PICO Investment"), which is the direct parent of Physicians Insurance Company of Ohio.

         (iii) Physicians Insurance Company of Ohio ("Physicians"). On September 9, 2003, Physicians dividended all of the shares of MC Shipping Inc. then held by Physicians to PICO Investment.

         On March 31, 2003, Physicians sold all of the issued and outstanding shares of Sequoia Insurance Company ("Sequoia"), its then wholly-owned subsidiary, to an unrelated third party. In connection with that sale, Sequoia dividended all of the shares of MC Shipping Inc. then held by Sequoia to Physicians.

         In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, Holdings, PICO Investment and Physicians are filing this Amendment No. 4 to Schedule 13G. The Joint Filing Agreement of Holdings, PICO Investment and Physicians is attached hereto as Exhibit 1.

Item 2(b).        Address of Principal Business Office or, if none,
                  Residence:

         (i)      Holdings:
                     875 Prospect Street
                     Suite 301
                     La Jolla, CA 92037

         (ii)     PICO Investment and Physicians:
                     One Easton Oval
                     Suite 530
                     Columbus, Ohio  43219-6091

Item 2(c).        Citizenship:

         (i)      Holdings:  California



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         (ii)     PICO Investment:  Ohio

         (iii)    Physicians:  Ohio

Item 2(d).        Title of Class of Securities:

                  Common Stock, $.01 par value

Item 2(e).        CUSIP No.:

                  55267Q104

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

         (a)      [ ]      Broker or dealer registered under Section 15 of the
                           Act.

         (b)      [ ]      Bank as defined in Section 3(a)(6) of the Act.

         (c)      [ ]      Insurance company as defined in Section 3(a)(19) of
                           the Act.

         (d)      [ ]      Investment company registered under Section 8 of the
                           Investment Company Act of 1940.

         (e)      [ ]      An investment adviser in accordance with Rule
                           13d-1(b)(1)(ii)(E).

         (f)      [ ]      An employee benefit plan or endowment fund in
                           accordance with Rule 13d-1(b)(1)(ii)(F).

         (g)      [ ]      A parent holding company or control person in
                           accordance with Rule 13d-1(b)(ii)(G).

         (h)      [ ]      A savings association as defined in Section 3(b) of
                           the Federal Deposit Insurance Act.

         (i)      [ ]      A church plan that is excluded from the
                           definition of an investment company under Section
                           3(c)(14) of the Investment Company Act of 1940.

         (j)      [ ]      Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership:

         (a)      Amount Beneficially Owned:

                  Holdings:                          148,400 shares (1)
                  PICO Investment:                   148,400 shares (1)
                  Physicians:                              0 shares


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                  ---------------

                             (1) Includes 148,400 shares owned of record by PICO Investment as of December 31, 2003. PICO Investment owned no shares as of the date hereof.

         (b)      Percent of Class:

                  Holdings:             1.8% (1)
                  PICO Investment:      1.8% (1)
                  Physicians:           0.0%

                  ---------------

                             (1) Reflects percent of class as of December 31, 2003 based on the number of shares reported as outstanding as of September 30, 2003 in MC Shipping Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003. As of the date hereof, the percent of class is 0.0%.

         (c)      Number of shares as to which the person filing has:

                  (i) Sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of:

                             Holdings:           148,400 shares (1)
                             PICO Investment:    148,400 shares (1)
                             Physicians:               0 shares

                  ---------------

                             (1)        Includes 148,400 shares owned of
                                        record by PICO Investment as of
                                        December 31, 2003.  PICO Investment
                                        owned no shares as of the date hereof.

                  (ii)       Shared power to vote or to direct the vote:

                             Holdings:             0 shares
                             PICO Investment:      0 shares
                             Physicians:           0 shares

                  (iii) Shared power to dispose or to direct the disposition of:

                             Holdings:             0 shares
                             PICO Investment:      0 shares
                             Physicians:           0 shares



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Item 5.  Ownership of Five Percent or Less of a Class:

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:
         [X].

Item 6.  Ownership of More than Five Percent on Behalf of Another
         Person:

         Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control
         Person:

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group:

         Please see Exhibit 2 attached hereto.

Item 9.  Notice of Dissolution of Group:

         As reported in Item 2(a) of this Amendment No. 4 to Schedule 13G, on September 9, 2003, Physicians dividended all of the shares of MC Shipping Inc. then held by Physicians to PICO Investment. As a result, as of September 9, 2003, Physicians no longer beneficially owned any shares of MC Shipping Inc.

         As reported in Item 2(a) of this Amendment No. 4 to Schedule 13G, on March 31, 2003, Sequoia dividended all of the shares of MC Shipping Inc. then held by Sequoia to Physicians prior to the sale of the shares of Sequoia by Physicians to an unrelated third party.

Item 10. Certification:

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                  [Remainder of page intentionally left blank.
                         Signatures on following page.]



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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February  9 , 2004          PICO HOLDINGS, INC.
                 ---


                                    By: /s/ James F. Mosier
                                       ------------------------------------
                                        James F. Mosier
                                        General Counsel and Secretary

Dated:  February  9 , 2004          PICO INVESTMENT CORPORATION
                 ---



                                    By: /s/ James F. Mosier
                                       ------------------------------------
                                       James F. Mosier
                                       Secretary

Dated:  February  9 , 2004          PHYSICIANS INSURANCE COMPANY OF OHIO
                 ---


                                    By: /s/ James F. Mosier
                                       ------------------------------------
                                       James F. Mosier
                                       General Counsel and Secretary



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                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the persons named below hereby agree to the joint filing by each of them of Amendment No. 4 to Schedule 13G with respect to the shares of Common Stock, $0.01 par value, of MC Shipping Inc. beneficially owned by each of them and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing.

         IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement on the date set forth beside their respective names.

Dated:  February  9 , 2004              PICO HOLDINGS, INC.
                 ---

                                        By: /s/ James F. Mosier
                                           -----------------------------------
                                            James F. Mosier
                                            General Counsel and Secretary

Dated:  February  9 , 2004              PICO INVESTMENT CORPORATION
                 ---

                                        By: /s/ James F. Mosier
                                           ------------------------------------
                                           James F. Mosier
                                           Secretary

Dated:  February  9 , 2004              PHYSICIANS INSURANCE COMPANY OF OHIO
                 ---

                                        By: /s/ James F. Mosier
                                           ------------------------------------
                                           James F. Mosier
                                           General Counsel and Secretary



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                                                                       EXHIBIT 2

                                MEMBERS OF GROUP

Name of Corporation

PICO Holdings, Inc.
PICO Investment Corporation
Physicians Insurance Company of Ohio

--------------------------------------------------------------------------------
As noted in this Amendment No. 4 to Schedule 13G, Physicians Insurance Company of Ohio did not beneficially own any shares of MC Shipping Inc. as of December 31, 2003.



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